COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

January 9, 2015

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Multi-Asset Income Fund

Columbia U.S. Social Bond Fund

Post-Effective Amendment No. 217

File No. 002-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 217 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Securities Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Multi-Asset Income Fund and Columbia U.S. Social Bond Fund to the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (617) 385-9536 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Secretary
Columbia Funds Series Trust I